# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Frontier Communications Parent, Inc., CIK 0000020520
CUSIP: 35909D109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 1919 McKinney Avenue, Dallas, Texas (TX), 75201
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001011438-24-000709
Filed by CIK 0001525907

## Reporting persons
- Cerberus Capital Management, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; 0% of the class

## Item 1. Issuer
Name of issuer: Frontier Communications Parent, Inc.
Address of issuer's principal executive offices: 1919 McKinney Avenue, Dallas, Texas, 75201

## Item 2. Person Filing
Name of person filing: This report on Schedule 13G is being filed by Cerberus Capital Management, L.P. (the "Reporting Person").
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Person is 875 Third Avenue, 11th Floor, New York, NY 10022.
Citizenship: The Reporting Person is a Delaware limited partnership.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: As of March 31, 2025, the Reporting Person beneficially owned 0 shares of Common Stock, $0.01 par value per share, of Frontier Communications Parent, Inc. ("Common Stock").
Percent of class: As of March 31, 2025, the Reporting Person beneficially owned 0% of the shares of Common Stock outstanding.
Sole power to vote or to direct the vote: As of March 31, 2025, the Reporting Person had sole power to vote or to direct the vote of 0 shares of Common Stock.
Shared power to vote or to direct the vote: As of March 31, 2025, the Reporting Person had shared power to vote or to direct the vote of 0 shares of Common Stock.
Sole power to dispose or to direct the disposition: As of March 31, 2025, the Reporting Person had sole power to dispose or to direct the disposition of 0 shares of Common Stock.
Shared power to dispose or to direct the disposition: As of March 31, 2025, the Reporting Person had shared power to dispose or to direct the disposition of 0 shares of Common Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Cerberus Capital Management, L.P.: /s/ Alexander D. Benjamin, Alexander D. Benjamin/Senior Managing Director and Chief Legal Officer (05/15/2025)